EXHIBIT 99.1

O2Micro Revises First Quarter 2019 Financial Guidance

GEORGE TOWN, Grand Cayman, March 29, 2019 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today revised its guidance for the first quarter of 2019. The company now expects its first quarter revenue to be approximately $12.5 million to $13 million, versus previous guidance of $13.9 million to $15.3 million. In addition, gross margin for the first quarter is expected to be 50% to 50.5%, which is within previously provided guidance.

The reduction in anticipated revenue for the first quarter 2019 is primarily the result of inventory correction in the TV market, as well as changes within the industrial sector. Due to these changing market conditions and other external factors, these customers are also maintaining lower than normal inventories.

Sterling Du, Chairman and CEO of O2Micro, commented, "We expect the impact to our revenue by inventory correction to lessen in the second quarter of 2019. Our design wins continue to be strong as we expand into High Performance ICs in multiple applications supporting our path toward long term profitability.”

No conference call will be held in conjunction with this financial guidance update. Additional information will be available when the Company reports its first quarter results prior to market open on May 1st at 9am Eastern.

About O2Micro
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include Backlighting, Battery Management, Power Management and LED General Lighting. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2Micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Daniel Meyberg
Investor Relations, O2Micro
Phone: 408.987.5920, x8888
Email: ir@o2micro.com